EXEMPLARS INC.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "**Agreement**") is made as of December 10, 2015 by and among Exemplars Inc., a Delaware corporation (the "**Company**"), and the investors listed on Exhibit A hereto, each of which is herein referred to as an "**Investor**."

THE PARTIES HEREBY AGREE AS FOLLOWS:

SECTION 1

ISSUANCE OF NOTES

1.1   Issuance of Notes. Subject to the terms and conditions of this Agreement, at each Closing (as defined below), the Company shall issue and sell to each Investor participating in such Closing a convertible promissory note (each such note, a "**Note**" and collectively, the "**Notes**") in the principal amount (the "**Principal Amount**") equal to the amount set forth beneath the caption "Principal Amount" with respect to such Closing set forth opposite such Investor's name on Exhibit A attached hereto, against payment by such Investor to the Company of the Principal Amount by check, wire transfer of immediately available funds to an account designated by the Company, cancellation of indebtedness, or any combination thereof. The Notes shall each be in the form of Exhibit B attached hereto. The purchase price of each Note shall be equal to 100% of the principal amount of such Note. Capitalized but otherwise undefined terms used herein shall have the meanings provided therefor in the Notes.

SECTION 2

CLOSINGS

2.1   Initial Closing. The initial closing of the purchase and sale of the Notes hereunder (the "**Initial Closing**") shall take place remotely via exchange of documents electronically or by fax, and by payment of the Principal Amount per Section 1.1, on the date of this Agreement or in such other manner or at such other place and date as is mutually agreeable to the Company and Investors that are identified on Exhibit A as purchasing Notes representing a majority of the aggregate Principal Amounts of all Notes to be issued at the Initial Closing.

2.2   Subsequent Closings. Subsequent to the Initial Closing, the Company may issue and sell additional Notes pursuant to this Agreement in the aggregate principal amount of $500,000 for all Notes issued pursuant to this Agreement. Subsequent to the Initial Closing and subject to the foregoing limitation, the Company may issue and sell additional Notes to such additional investors as it shall select in its sole and absolute discretion. Any such additional investor shall execute and deliver a counterpart signature page to this Agreement, and thereby become a party to and be deemed an Investor hereunder. All additional Investors and all additional Principal Amounts invested hereunder shall be reflected on Exhibit A, which shall be automatically amended without any further action by any party hereto. The closing of the issuance and sale of such additional Notes hereunder shall take place remotely via exchange of documents electronically or by fax, and by payment of the Principal Amount per Section 1.1, or at such other place and date as is mutually agreeable to the Company and such additional investors (which each such date and place, together with the Initial Closing, are designated as a "**Closing**").

2.3   Delivery.   At each Closing the Company shall execute and deliver to each Investor participating in the Closing a copy of such Investor's Note reflecting the name of the Investor, such Investor's Principal Amount and the date of such Closing, and promptly following such Closing the Company shall deliver to such Investor such Investor's original, executed Note. Each such Note shall be a binding obligation of the Company upon execution thereof by the Company and delivery thereof to an Investor and countersigned by such Investor at the applicable Closing.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF INVESTORS

Each Investor hereby represents, warrants, and covenants to the Company, severally and not jointly, as follows:

3.1   Purchase for Own Account.   Such Investor represents that it is acquiring the Notes, and the equity securities issuable upon conversion of the Notes (collectively, the "**Securities**") solely for investment for such Investor's own account not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The acquisition by such Investor of any of the Securities shall constitute confirmation of the representation by such Investor that such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

3.2   Disclosure of Information.   Such Investor has received all the information that such Investor considers necessary or appropriate for deciding whether to acquire the Securities. Such Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business, properties, prospects and financial condition of the Company.

3.3   Investment Experience.   Either (i) such Investor or its officers, directors, managers or controlling persons has a preexisting personal or business relationship with the Company or its officers, directors or controlling persons, or (ii) such Investor, by reason of its own business and financial experience, has the capacity to protect its own interests in connection with the investment contemplated hereby. Such Investor represents that it is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. Such Investor acknowledges that any investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

3.4   Restrictions on Transfer.   Such Investor understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances.   In this connection, such Investor represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.   SUCH INVESTOR UNDERSTANDS AND ACKNOWLEDGES HEREIN THAT AN INVESTMENT IN THE COMPANY'S SECURITIES INVOLVES AN EXTREMELY HIGH DEGREE OF RISK AND MAY RESULT IN A COMPLETE LOSS OF HIS, HER OR ITS INVESTMENT.   Such Investor understands that the Securities have not been and will not be registered under the Act and have not been and will not be registered or qualified in any state in which they are offered, and thus such Investor will not be able to resell or otherwise transfer his, her or its Securities unless they are registered under the Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available.   Such Investor has no immediate need for liquidity in connection with this investment and does not anticipate that it will need to sell his, her or its Securities in the foreseeable future.

3.5   Further Limitations on Disposition.   Without in any way limiting the representations set forth above, such Investor further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 3 and any other agreement which the purchasers of Financing Securities are required to execute and deliver in connection with the Qualified Financing and:

(a)   there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   (i) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by the Company, such Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Act.

(c)   Notwithstanding the provisions of subsections (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by an Investor that is a partnership or limited liability company to a partner of such partnership or a member of such limited liability company or a retired partner of such partnership who retires after the date hereof or a retired member of such limited liability company who retires after the date hereof, or to the estate of any such partner, retired partner, member or retired member or the transfer by gift, will or intestate succession by any partner or member to his or her spouse or to the siblings, lineal descendants or ancestors of such partner or member or his or her spouse, if the transferee agrees in writing to be subject to the terms hereof to the same extent as if he or she were an original Investor hereunder.

3.6   Legends. Such Investor understands that the Securities, and any securities issued in respect thereof or exchange therefor, may bear one or all of the following legends:

(a)   "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b)   Any legend required by (i) the securities laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended or (ii) the Company's certificate of incorporation or bylaws or any other agreement between the Company and such Investor.

3.7   Lock-Up Agreement. Such Investor hereby agrees that it will not, directly or indirectly, without the prior written consent of the Company and the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such Investor or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; provided, however, that if and to the extent that Rule 2711(f)(4) of the Financial Industry Regulatory Authority, Inc. ("FINRA") would apply to a FINRA member publishing or otherwise distributing a research report, or making a public appearance, concerning the Company, if (1) during the last 17 days of such 180-day period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of such 180-day period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial 180-day period, then in each case such 180-day period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the managing underwriter waives, in writing, such extension. The foregoing provisions of this Section 3.7 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. The underwriters in connection with the Company's initial public offering are intended third party beneficiaries of this Section 3.7 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding the foregoing, nothing in this Section 3.7 shall prevent an Investor from making a transfer of any Common Stock that was listed on a national stock exchange, actively traded over-the-counter or traded on the Nasdaq

National Market at the time it was acquired by such Investor or was acquired by such Investor pursuant to Rule 144A of the Act, including any shares acquired in the initial public offering.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Securities of such Investor (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

3.8   No "Bad Actor" Disqualification Events.   Neither (i) such Investor, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Company's voting equity securities (in accordance with Rule 506(d) of the Act) held by the Investor is subject to any Disqualification Event (as defined below), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed reasonably in advance of the applicable Closing in writing in reasonable detail to the Company.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each Investor as of the date hereof that:

4.1   Organization, Good Standing and Qualification; Licenses.   The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority, and holds all governmental licenses, permits, registrations and other approvals required under applicable law, to own and hold under lease its property and to carry on its business as now conducted and as proposed to be conducted, except where the failure to hold any such licenses, permits, registrations and other approvals could not result in a material adverse effect on the Company. The Company is qualified to do business in each jurisdiction where the nature of its properties of the conduct of its business requires it to be so qualified to do business and where the failure so to qualify could result in a material adverse effect on the Company.

4.2   Authorization.   All action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, and the authorization, issuance (or reservation for issuance), sale and delivery of the Securities, has been taken or will be taken prior to each Closing. Each of this Agreement and each Note issued hereunder (collectively, the "**Transaction Documents**") to which the Company is a party constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.3   Absence of Required Consents; No Violations.   No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by the Transaction Documents, except for such filing(s) pursuant to applicable state securities laws as may be necessary, which filings will be timely effected after the relevant Closing. The Company is not in violation or default (i) of any provision of its certificate of incorporation or bylaws, or (ii) in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation which is, to the Company's knowledge, applicable to the Company, except in the case of this clause (ii) for such violations or defaults which could not reasonably be expected to result in a material adverse effect on the Company.

4.4   Offering.   Subject in part to the truth and accuracy of each Investor's representations set forth in SECTION 3 of this Agreement, the offer, sale and issuance of the Notes as contemplated by this Agreement are exempt from the registration requirements of the Act and will not result in a violation of the qualification or registration requirements of the any applicable state securities laws.

4.5   Valid Issuance of Financing Securities.   The shares of Financing Securities and equity securities issuable upon conversion of the Notes, when issued, sold and delivered in accordance with the terms of the Notes for the consideration expressed therein, will be duly and validly issued, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement, any investors' rights or similar agreement executed by the Investors as participating investors in the Qualified Financing, and under applicable state and federal securities laws.

4.6   No "Bad Actor" Disqualification.   The Company has exercised reasonable care, in accordance with SEC rules and guidance, to determine whether any Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Act ("**Disqualification Events**"). To the Company's knowledge, no Covered Person is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Act. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Act. "**Covered Persons**" are those persons specified in Rule 506(d)(1) under the Act, including the Company; any predecessor or affiliate of the Company; any director, executive officer, other officer participating in the offering, general partner or managing member of the Company; any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter (as defined in Rule 405 under the Act) connected with the Company in any capacity at the time of the sale of the Notes; and any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Notes (a "**Solicitor**"), any general partner or managing member of any Solicitor, and any director, executive officer or other officer participating in the offering of any Solicitor or general partner or managing member of any such Solicitor.

4.7   Litigation.   There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company that questions the validity of this Agreement, the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental authority.

SECTION 5

MISCELLANEOUS

5.1 <u>Survival of Representations, Warranties, and Covenants</u>. The representations, warranties, and covenants of the Company and Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and all Closings and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investors or the Company.

5.2 <u>Successors and Assigns</u>. Except as otherwise provided therein, the terms and conditions of this Agreement and the other Transaction Documents shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Securities); <u>provided</u>, <u>however</u>, that the Company may not assign or transfer its rights or obligations hereunder or under the other Transaction Documents without the prior written consent of the Major Investors. The Securities shall be transferable upon obtaining the prior written consent of the Company and subject to compliance with applicable securities laws and <u>SECTION 3</u>. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3 <u>Governing Law; Venue; Jury Trial Waiver</u>. This Agreement is to be construed in accordance with and governed by the laws of the State of Delaware. Any and all disputes, controversies, or claims arising out of or in connection with this Agreement, the Transaction Documents and of the documents referred to in this Agreement and the Transaction Documents, and in respect of the transactions contemplated hereby and thereby, including without limitation, claims based on contract, tort, or statute, shall be determined by binding arbitration before a mutually agreeable single retired California judge or justice as the arbitrator, before, and pursuant to the then applicable rules of, JAMS, Inc., with only the arbitrator to decide all issues regarding arbitrability and the existence, scope and enforceability of this mandatory, final and binding arbitration provision. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action in the manner provided in <u>Section 5.6</u> as permitted by applicable Law, shall be valid and sufficient service thereof. EACH OF THE INVESTORS AND THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE INVESTORS ENTERING INTO THIS AGREEMENT.

5.4 <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., DocuSign) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile to the number set forth below if sent between 8:00 a.m. and 5:00 p.m. recipient's local time on a Business Day, or on the next Business Day if sent by facsimile to the number set forth below if sent other than between 8:00 a.m. and 5:00 p.m. recipient's local time on a Business Day or when sent by electronic mail to the address set forth below if sent between 8:00 am and 5:00 pm recipient's local time on a Business Day, or on the next Business Day if sent by electronic mail other than between 8:00 am and 5:00 pm recipient's local time; (c) three Business Days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party at the address set forth below; or (d) the next Business Day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next Business Day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. Each Person making a communication hereunder by facsimile or electronic mail shall promptly attempt to confirm by telephone to the Person to whom such communication was addressed each communication made by it by facsimile or electronic mail pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 5.6 by giving the other party written notice of the new address in the manner set forth above. Subject to the limitations set forth in Delaware General Corporation Law §232(e), each Investor consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the certificate of incorporation (as amended from time to time) or bylaws (as amended from time to time) by (i) facsimile telecommunication to the facsimile number set forth below (or to any other facsimile number for the Investor in the Company's records), (ii) electronic mail to the electronic mail address set forth below (or to any other electronic mail address for the Investor in the Company's records), (iii) posting on an electronic network together with separate notice to the Investor of such specific posting, or (iv) any other form of "electronic transmission" (as defined in the Delaware General Corporation Law) directed to the Investor. This consent may be revoked by an Investor by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

5.7   Finder's Fee. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Investor or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

5.8   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by a writing signed by the Company and the Major Investors. Any amendment or waiver effected in accordance with this section shall be binding upon each Investor, each holder of any Securities acquired under this Agreement at the time outstanding (including securities into which such Securities are convertible), each future holder of all such Securities, and the Company.

5.9   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

5.10   Corporate Securities Law. THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

5.11   Expenses. Each party shall pay all of its own costs and expenses (including attorneys' fees and disbursements) that it incurs with respect to the negotiation, execution and delivery of this Agreement.

5.12   Interpretation. In this Agreement and the other Transaction Documents, except to the extent the context otherwise requires: (i) any reference in this Agreement or other Transaction Document to a Section, a Schedule or an Exhibit is a reference to a Section thereof, a schedule thereto or an exhibit thereto, respectively, and to a subsection thereof or a clause thereof is, unless otherwise stated, a reference to a subsection or a clause of the Section or subsection in which the reference appears; (ii) the words "hereof," "herein," "hereto," "hereunder" and the like mean and refer to this Agreement or other Transaction Document as a whole and not merely to the specific Section, subsection, paragraph or clause in which the respective word appears; (iii) the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined; (iv) references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto; (v) references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation referred to; and (vi) the captions and headings are for convenience of reference only and shall not affect the construction of this Agreement or other Transaction Document.

5.13   Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described in this Agreement and the other Transaction Documents and contemplated hereby and thereby and to carry into effect the intents and purposes of this Agreement and the other Transaction Documents.

5.14   Independent Nature of Investors. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder. The decision of each Investor to purchase Securities pursuant to this Agreement has been made by such Investor independently of any other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries which may have been made or given by any other Investor or by any agent or employee of any other Investor, and no Investor or any of its agents or employees shall have any liability to any other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Except as otherwise provided in any Transaction Document, each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

5.15   Acknowledgment. Each Investor acknowledges that: (a) it has read this Agreement; (b) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (c) it understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement.

5.16   Confidentiality. Each Investor shall hold all non-public, proprietary or confidential information with respect to the Company obtained pursuant to or in connection with this Agreement in accordance with such Investor's customary procedures for handling confidential information of this nature; provided, however, that such Investor may make disclosure of any such information (i) to such Investor's examiners, Affiliates, outside auditors, counsel, consultants, appraisers and other professional advisors in connection with this Agreement, (ii) to any proposed transferee in connection with the contemplated transfer of any Securities (subject to receipt of a confidentiality agreement in which such transferee agrees to an obligation of confidentiality substantially similar to the terms of this Section), (iii) as required or requested by any governmental authority or representative thereof or in connection with the enforcement hereof or of any Transaction Document or related document or pursuant to legal process, (iv) when otherwise required to do so in accordance with applicable law, or (v) with the prior written consent of the Company. Notwithstanding the foregoing, such obligation of confidentiality shall not apply if the information or substantially similar information (A) is rightfully received by any Investor from a Person other than the Company or any of its Affiliates without the Investor being under an obligation to such Person not to disclose such information, or (B) is or becomes part of the public domain.

      5.17   <u>Entire Agreement</u>. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.


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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

EXEMPLARS INC.

By: _Founder Signature_____

Name: Timothy M. O'Connor

Title: CEO

Address:

Exemplars Inc.
448 Ignacio Boulevard, #343
Novato, CA 94949

INVESTOR:

By: _Investor Signature_

Name: [INVESTOR NAME]

Title: _____

EXHIBIT A

SCHEDULE OF INVESTORS

Name	Principal Amount
[INVESTOR NAME]	$[AMOUNT]

EXHIBIT B

CONVERTIBLE PROMISSORY NOTE